PE 2/6/2013



13001165



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 25 2013

Washington, DC 20549

March 25, 2013

Robert A. Cantone
Proskauer Rose LLP
rcantone@proskauer.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-25-13

Re: Celgene Corporation
Incoming letter dated February 6, 2013

Dear Mr. Cantone:

This is in response to your letters dated February 6, 2013 and February 19, 2013 concerning the shareholder proposal submitted to Celgene by John Chevedden. We also have received letters from the proponent dated February 8, 2013, February 13, 2013, and February 19, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 25, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Celgene Corporation
Incoming letter dated February 6, 2013

The proposal urges the executive pay committee to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy. In addition, the proposal states that the policy should prohibit hedging transactions for shares subject to the policy that are not sales but reduce the risk of loss to the executive.

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(c). In our view, the proponent has submitted only one proposal. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(1), 14a-8(i)(2), or 14a-8(i)(6). Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1), 14a-8(i)(2), or 14a-8(i)(6).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Celgene may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Celgene's policies, practices, and procedures do not compare favorably with the guidelines of the proposal and that Celgene has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Celgene may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

February 19, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the shotgun February 6, 2013 company request concerning this rule 14a-8 proposal.

The company fails to point out any discussion of director pay whatsoever in the proposal.

The company gives no precedent of a rule 14a-8 proposal being required to give an opinion on whether it applied to a particular executive pay plan.

The company does not deny that these words are in the proposal (emphasis added):
"This policy shall supplement any other share ownership requirements that have been established for senior executives, and *should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.*"

The company does not claim that it would be impossible to start up another senior executive pay plan.

The company incorrectly claims ordinary business for a proposal provision that prevents hedging that could allow senior executives to dodge this executive pay proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Rebecca Kortman <rkortman@celgene.com>



Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

February 19, 2013

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

We refer to our letter of February 6, 2013 on behalf of this firm's client, Celgene Corporation, notifying the Securities and Exchange Commission (the "Commission"), pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended, of Celgene's intention to exclude a stockholder proposal submitted by Mr. John Chevedden (the "Proposal") from the proxy materials for Celgene's 2013 Annual Meeting of Stockholders to be held on or about June 12, 2013 (the "2013 Proxy Materials"). We asked that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against Celgene if it excludes the Proposal from its 2013 Proxy Materials.

We are writing to address the letters from the proponent to the Staff dated February 12 and 13, 2013, copies of which are attached to this letter as Exhibits A and B, respectively. The statements made by proponent in those letters confirm Celgene's view that the Proposal may be excluded in accordance with Rule 14a-8(i)(3) and Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) because "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . ."

Proponent's letter of February 8 states:

> "The Rule 14a-8 proposal says nothing about focusing exclusively on the 2008 Stock Incentive Plan."

One must infer from that statement that the proponent considers Celgene's 2008 Stock Incentive Plan to be outside the scope of the Proposal. This inference is consistent with and reinforced by the letter's further statement as follows:

> "The company does not claim that it would be powerless to give executives pay through any other sort of equity pay program in the future."

If the Proposal, as these statements by the proponent suggest, is intended to cover only what he refers to as other sorts of equity pay programs that may be adopted in the future, and not Celgene's existing equity pay program (the 2008 Incentive Plan), the Proposal certainly does not say that. To the contrary, not only does the Proposal unqualifiedly refer to all "shares acquired through equity pay programs," but it also acknowledges that existing plans fall within its broad scope when, at the end of the Proposal, it states that it should not be implemented so as to violate any existing plan.

Whether Celgene's sole existing equity pay program (the 2008 Incentive Plan) is or is not within the scope of the Proposal is, of course, a fundamentally important matter. As noted in our letter of February 6 to the Staff, the only shares issued to executives covered by the Proposal have been issued pursuant to the 2008 Incentive Plan. If Celgene shareholders were to vote on the Proposal, should they understand that shares issued under the 2008 Incentive Plan (in the past and in the future) are not covered by the Proposal, as the proponent's letter suggests, or should they understand that all shares issued under the 2008 Incentive Plan (past and future) are covered by the Proposal? Proponent's February 8 letter compounds, rather than clarifies, the ambiguities of the Proposal with respect to one of its key aspects. Accordingly, it is impossible for shareholders to determine precisely what they are being asked to vote on.

Proponent's second letter, dated February 13, states:

> "The company does not claim that it is fundamentally impossible for company directors to avoid the corporate governance impact of a rule 14a-8 proposal by failing to close a loophole."

Proponent appears to be responding to Celgene's assertion that the Proposal is unclear whether it applies to senior executives or directors, both groups, or a wider grouping. We asserted in our letter of February 6, that the Proposal's stock retention paragraph refers to shares acquired by "senior executives," but its anti-hedging paragraph explains that anti-hedging is necessary "otherwise our ***directors*** [emphasis added] would be able to avoid the impact of this proposal."

In his February 13 response, Proponent states that when the Proposal refers to avoidance of the "impact of this proposal" it is not referring to executives avoiding or circumventing, through hedging, the Proposal's retention requirement—a reading that would seem logical but for the use of the word "directors" in place of "officers"—but rather to the directors avoiding a corporate governance impact, which impact is not specified in the Proposal. Despite the multiple possible interpretations of this portion of the Proposal, the proponent attempts to argue that his strained reading rescues it from impermissible ambiguity. That contention, however, is at odds with the standard of clarity that is articulated in Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004), i.e., that the stockholders voting on the proposal, and the company in implementing the proposal (if adopted), must be able to determine with reasonable certainty exactly what actions or measures the proposal requires.

Because Celgene shareholders are highly unlikely to resolve the Proposal's obviously conflicting language in the peculiar way that the proponent has in his February 13 letter, and because his letter of February 8 compounds rather than clarifies the ambiguity of the Proposal's scope, we believe those letters confirm our view—for the reasons set forth in our letter of February 6—that the Proposal is so inherently vague and indefinite as to be materially false and misleading. Accordingly, we hereby respectfully reiterate our request, on behalf of Celgene, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Celgene's 2013 Proxy Materials.

Kindly acknowledge receipt of this letter by return electronic mail. Thank you for your consideration of this matter.

Sincerely yours,



Robert A. Cantone

cc: Mr. John Chevedden

EXHIBIT A

JOHN CHEVEDDEN LETTER DATED FEBRUARY 8, 2013

[See attached]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the shotgun February 6, 2013 company request concerning this rule 14a-8 proposal.

The rule 14a-8 proposal says nothing about focusing exclusively on the 2008 Stock Incentive Plan.

The company does not claim that 100% of the "shares acquired through equity pay programs" by senior company executives are exclusively through this one plan.

The company does not claim that it would be powerless to give executives equity pay through any other sort of equity pay program in the future.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Rebecca Kortman <rkortman@celgene.com>

[CELG: Rule 14a-8 Proposal, December 31, 2012, revised January 1, 2013]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "Concern" for our directors' qualifications and "High Concern" in Executive Pay – $9 million for our CEO Robert Hugin.

The only equity given to our highest paid executives consisted of stock options and restricted stock units, both of which simply vested over time without job performance requirements. Mr. Hugin gained $5 million on the exercise of options. Equity pay given as a long-term incentive should include job performance requirements. Market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's job performance.

Ernest Mario, at age 74 received our highest negative votes – more than 10-times higher than some of our other directors. Mr. Mario was apparently in demand or over-extended with seats on the boards of 5 large companies. Rodman Drake was involved with the Apex Silver Mines bankruptcy and was 33% of our executive pay committee – perhaps not a surprise. How can Mr. Drake be a strong director with a bankruptcy on his resume?

Three directors had 10 to 14 years long-tenure, including Michael Casey, our Lead Director, a position which demands greater independence. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our board of directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

EXHIBIT B

JOHN CHEVEDDEN LETTER DATED FEBRUARY 13, 2013

[See attached]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the shotgun February 6, 2013 company request concerning this rule 14a-8 proposal.

In regard to this sentence in the rule 14a-8 proposal:
"Otherwise our directors would be able to avoid the impact of this proposal."

The company does not claim that it is fundamentally impossible for company directors to avoid the corporate governance impact of a rule 14a-8 proposal by failing to close a loophole.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Rebecca Kortman <rkortman@celgene.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***   *** FISMA & OMB Memorandum M-07-16 ***

February 13, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the shotgun February 6, 2013 company request concerning this rule 14a-8 proposal.

In regard to this sentence in the rule 14a-8 proposal:
"Otherwise our directors would be able to avoid the impact of this proposal."

The company does not claim that it is fundamentally impossible for company directors to avoid the corporate governance impact of a rule 14a-8 proposal by failing to close a loophole.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Rebecca Kortman <rkortman@celgene.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Celgene Corporation (CELG)
Executives to Retain Stock
John Chevedden

Ladies and Gentlemen:

This is in regard to the shotgun February 6, 2013 company request concerning this rule 14a-8 proposal.

The rule 14a-8 proposal says nothing about focusing exclusively on the 2008 Stock Incentive Plan.

The company does not claim that 100% of the "shares acquired through equity pay programs" by senior company executives are exclusively through this one plan.

The company does not claim that it would be powerless to give executives equity pay through any other sort of equity pay program in the future.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc:
Rebecca Kortman <rkortman@celgene.com>

[CELG: Rule 14a-8 Proposal, December 31, 2012, revised January 1, 2013]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "Concern" for our directors' qualifications and "High Concern" in Executive Pay – $9 million for our CEO Robert Hugin.

The only equity given to our highest paid executives consisted of stock options and restricted stock units, both of which simply vested over time without job performance requirements. Mr. Hugin gained $5 million on the exercise of options. Equity pay given as a long-term incentive should include job performance requirements. Market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's job performance.

Ernest Mario, at age 74 received our highest negative votes – more than 10-times higher than some of our other directors. Mr. Mario was apparently in demand or over-extended with seats on the boards of 5 large companies. Rodman Drake was involved with the Apex Silver Mines bankruptcy and was 33% of our executive pay committee – perhaps not a surprise. How can Mr. Drake be a strong director with a bankruptcy on his resume?

Three directors had 10 to 14 years long-tenure, including Michael Casey, our Lead Director, a position which demands greater independence. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our board of directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Proskauer» Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

February 6, 2013

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation – Notice of Intent to Omit Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This firm represents Celgene Corporation, a Delaware corporation ("Celgene"), and on behalf of Celgene, we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Celgene's intention to exclude a stockholder proposal submitted by Mr. John Chevedden (the "Proposal") from the proxy materials for Celgene's 2013 Annual Meeting of Stockholders to be held on or about June 12, 2013 (the "2013 Proxy Materials").

Celgene asks that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against Celgene if it excludes the Proposal from its 2013 Proxy Materials. The Proposal is properly excluded under:

(i) Rule 14a-8(i)(2) because the Proposal, if implemented, would cause Celgene to violate the Delaware General Corporation Law, to which Celgene is subject;

(ii) Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action;

(iii) Rule 14a-8(i)(6) because Celgene lacks both the power and authority to implement the Proposal;

(iv) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Celgene's ordinary business operations;

(v) Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite and, therefore, materially misleading in violation of Rule 14a-9;

(vi) Rule 14a-8(c) because the Proposal consists of multiple proposals; and

(vii) Rule 14a-8(i)(10) because Celgene has already substantially implemented the Proposal.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. We are also sending a copy of this letter to Mr. Chevedden at the e-mail address he has provided. Celgene plans to file its definitive proxy statement with the Commission on or about April 30, 2013. Accordingly, in compliance with Rule 14a-8(j), we are submitting this letter not less than 80 days before Celgene intends to file its definitive proxy statement.

THE PROPOSAL

The Proposal states:

> Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.
>
> This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

A copy of the Proposal and supporting statement of the proponent is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

I. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Celgene to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which it is subject. Implementation of the Proposal would cause Celgene to impose a new transfer restriction on securities held by executives covered by the Proposal (the "Covered Executives") in violation of the Delaware General Corporation Law (the "DGCL"), the corporation law of Celgene's state of incorporation.

As more fully described in the legal opinion of Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B (the "Delaware Law Opinion"), the unilateral, retroactive imposition of a new transfer restriction on previously issued and currently outstanding shares of stock would constitute a violation of the DGCL. Section 202(b) of the DGCL provides that no restriction "on the transfer...of securities of a corporation...shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction." The Staff has regularly acknowledged that a proposal requesting the imposition of a transfer restriction on previously issued shares of stock is beyond a company's power to implement and, if implemented, would violate state law. *See NiSource Inc.* (Mar. 22, 2010), *Comcast Corporation* (Mar. 17, 2010), *Mylan Inc.* (Mar. 12, 2010), *Verizon Communications Inc.* (Feb. 19, 2010), *American Express* (February 19, 2010), *JPMorgan Chase & Co* (Mar. 9, 2009), *Citigroup Inc.* (Feb. 18, 2009) and *NVR, Inc.* (Feb. 17, 2009) (where, in each case, the Staff permitted exclusion of a proposal substantially similar to the Proposal).

The Covered Executives have received equity awards under Celgene's 2008 Stock Incentive Plan (the "Plan"). The terms of those awards are established at the time of grant and are governed by the Plan and award agreements between Celgene and the recipients. Neither the Plan nor such award agreements imposes on the Covered Executives an obligation to hold the related Celgene securities until normal retirement age, as would be required by the Proposal. As a result, implementation of the Proposal would require Celgene to unilaterally impose a new restriction on the transfer of shares already issued to the Covered Executives. That unilateral, retroactive imposition of new transfer restrictions constitutes a violation of Delaware law, and therefore the Proposal may properly be excluded from the 2013 Proxy Materials under Rule 14a-8(i)(2).

We note that even though the Proposal "urge[s]" Celgene to adopt a share retention policy, the Staff has held that even a precatory policy is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g., Gencorp Inc.* (Dec. 20, 2004) (concurring in the exclusion of a proposal requesting amendment of Gencorp's governing instruments to require implementation of all shareholder proposals receiving a majority vote).

As discussed in greater detail in Section VII below, beginning in 2009, the Management Compensation and Development Committee of the Celgene Board of Directors (the "Compensation Committee") implemented minimum stock ownership guidelines that provide for target stockholdings for the CEO and other executive officers. Those guidelines achieve the Proposal's essential objective, i.e., the long-term retention of Celgene shares by Celgene executives, without violating Delaware state law. Unlike the Proposal, those ownership guidelines impose no impermissible restrictions on the transfer of shares in violation of Section 202(b) of the DGCL. *See* the Delaware Law Opinion.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Shareholder Action.

Rule 14a-8(i)(1) permits a company to exclude a shareholder proposal if the proposal is not a proper subject for shareholder action. The attached Delaware Law Opinion concludes that, because the Proposal would, if implemented, cause Celgene to violate Delaware law, as discussed above, it is not a proper subject for stockholder action. Accordingly, the Proposal may properly be excluded under Rule 14a-8(i)(1). *See NiSource Inc.* (Mar. 22, 2010) and *Citigroup Inc.* (Feb. 18, 2009) (concurring, in each case, that a proposal which attempted to introduce transfer restrictions similar to those contemplated by the Proposal in violation of Delaware law could be properly excluded pursuant to Rule 14a-8(i)(1)).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because Celgene Lacks Both the Power and Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. As discussed above and in the Delaware Law Opinion, Section 202(b) of the DGCL requires consent from a stockholder to impose transfer restrictions on outstanding shares. Because Celgene does not have the ability to require Covered Executives who own previously issued shares or may in the future acquire shares upon the vesting or exercise of previously granted equity awards to consent to the Proposal's transfer restriction, it lacks the power to implement the Proposal. Therefore, the Proposal may properly be excluded under Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Celgene's Ordinary Business Operations.

Rule 14a-8(i)(7) states that a company may omit a shareholder proposal from its proxy materials if the shareholder proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Release"), the Commission stated that the underlying policy consideration behind Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further explained that the ordinary business exclusion relates, in part, to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Staff has consistently held that proposals which ask companies to govern when and how senior executives trade or otherwise engage in transactions involving company stock, relate to ordinary business operations, and has therefore allowed companies to omit these shareholder proposals under Rule 14a-8(i)(7). *See FedEx Corp.* (June 24, 2011) (permitting exclusion of a proposal asking the board to adopt a policy prohibiting executive officers and directors from engaging in derivative transactions involving company stock); *Moody's Corp.* (February 9,

2011) (permitting exclusion of a proposal relating to the company's insider trading policy); *Chevron Corp.* (March 21, 2008) (permitting exclusion of a proposal asking the compensation committee to adopt a policy prohibiting senior executives from selling company stock during a period when the company has announced it may or will be repurchasing shares of its stock); and *Genetronics Biomedical Corp.* (April 4, 2003) (permitting exclusion of a proposal requiring officers and directors of the company to avoid all financial conflicts of interest).

The Staff has also consistently concurred that a proposal may be excluded in its entirety when it implicates ordinary business matters, even if it also touches upon a significant policy issue. *See CIGNA Corp.* (February 23, 2011) (permitting exclusion of a proposal addressing the significant policy issue of affordable health care because it also asked CIGNA to report on expense management, an ordinary business matter); *Capital One Financial Corp.* (February 3, 2005) and *General Electric Co.* (February 5, 2003) (each permitting exclusion of a proposal addressing the significant policy issue of outsourcing because it also asked the company to disclose information about how it manages its workforce, an ordinary business matter).

The regulation of employees' hedging transactions in Celgene's stock relates primarily to its employees' compliance with legal and ethical standards, not to executive compensation or any other significant policy issue. Like other companies whose securities are publicly traded, Celgene endeavors to assure that compliance through a securities trading policy that has been carefully considered, revisited and, as appropriate, amended, with the goal of balancing a variety of factors, including the protection of shareholders' interests and the avoidance of unreasonable burdens on the personal business affairs of employees. The development, implementation and subsequent revisions to that securities trading policy reflect that approach, and as legal requirements and best practices evolve, Celgene management will continue to monitor and, as necessary, recalibrate its policy. As the Staff expressed in *FedEx*, *Moody's*, *Chevron*, and *Genetronics*, those decisions are "matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Even if the Proposal also touches upon the significant policy issue of senior executive compensation, it does so by interfering with the ordinary business operations of Celgene that, as shown here, do not raise a significant policy issue. On that basis, the entire Proposal may properly be excluded under Rule 14a-8(i)(7).

V. The Proposal May be Excluded Under Rule 14a-8(i)(3) Because it is Impermissibly Vague and Indefinite and, Therefore, Materially Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." In Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004), the Staff explained that a company may rely on Rule 14a-8(i)(3) for exclusion where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . ."

Although in some cases it may be proper for a proponent to revise a proposal where statements within a proposal or supporting statement are found to be false or misleading, the Staff has clarified in Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) that companies may properly exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Proposal's misleading statements as described below fundamentally affect the substance of the Proposal, and therefore the entire Proposal should be excluded from Celgene's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3). It would be inappropriate to allow the proponent to revise the Proposal, as it would require extensive revisions to bring it into compliance with the proxy rules.

The Staff has regularly permitted exclusion under Rule 14a-8(i)(3) of a shareholder proposal relating to executive compensation where aspects of the proposal are ambiguous, thereby causing the proposal to be so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to explain fundamental aspects of its implementation. The Staff has found it appropriate to exclude shareholder proposals pertaining to executive compensation where the proposals fail to define key terms. *See The Boeing Co.* (Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not adequately explain the meaning of that phrase, rendering the proposal vague and indefinite); *General Electric Co.* (Jan. 21, 2011) (proposal requesting that the compensation committee make specified changes to senior executive compensation was vague and indefinite because neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires since the proposal did not address the appropriate methodology to be applied in implementation and was subject to numerous significantly differing interpretations); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal requesting that the board adopt a new policy for the compensation of senior executives which would incorporate criteria specified in the proposal for future awards of short and long term incentive compensation failed to define critical terms and was internally inconsistent); *Prudential Financial. Inc.* (Feb. 16, 2006) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); *General Electric Company* (Feb. 5, 2003) (proposal urging the board "to seek shareholder approval of all compensation for senior executives and board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance on how it would be implemented); *General Electric Company* (Jan. 23, 2003) (proposal requesting an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be calculated for purposes of implementing the proposal).

The Staff has also consistently permitted companies to exclude proposals where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations."

See, e.g., Wendy's International Inc. (Feb. 24, 2006) (concurring in the omission of a proposal deemed to be inherently vague and indefinite because the term "accelerating development" was undefined such that the actions the company was to take to implement the proposal, if adopted, were unclear); *Peoples Energy Corporation* (Nov. 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); *Exxon Corporation* (Jan. 29, 1992) (permitting exclusion of a proposal concerning board member criteria because ambiguous terms were subject to varying interpretations); and *Fuqua Industries. Inc.* (Mar. 12, 1991) ("meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). Moreover, the Staff has stated that a proposal is sufficiently misleading and indefinite so as to justify its exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991); *Exxon Corp.* (Jan. 29, 1992).

A. "25% of net after-tax shares" is a Key Term that is Undefined

The Proposal clearly falls within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because the Proposal fails to define or provide any guidance as to the interpretation of the key concept of "25% of net after-tax shares," leaving the calculation of taxes and the number of shares intended to be restricted under the Proposal a matter entirely of guesswork.

First, the Proposal provides no guidance whether the "tax" in the phrase "after-tax" refers to (A) taxes withheld at the time shares are issued, (B) the individual executive's actual tax obligations for the taxable year in which the shares are issued, (C) an estimated combined tax for the individual executive, or (D) an assumed tax, based on a combined income tax rate for all Covered Executives, regardless of compensation level and other individual circumstances that will affect an individual's actual income tax obligations. Further, the Proposal does not indicate whether the "tax", which at a minimum would likely include federal income tax, also includes state and local income tax as well as employment taxes such as unemployment, Social Security and Medicare taxes. If the calculation of net after-tax shares is intended by the Proposal to be based on the individual's actual tax liability for the relevant year (the truest measure of after-tax income), the Proposal presents an insoluble problem. How can Celgene apply the retention requirement in the period between issuance of the shares and the finalization of the specific executive's tax returns for that year?

The foregoing questions are further complicated if the shares are issued pursuant to an incentive stock option ("ISO") rather than a non-qualified stock option. Generally, upon the exercise of an ISO, the spread between the exercise price and the market price of the shares underlying the option is excluded from income, provided certain statutory holding periods are met. However, the federal alternative minimum tax ("AMT") requires taxpayers who may be subject to the tax to add back to their taxable income certain items of deduction and exclusion, including that spread between the exercise price and the market value, in order to calculate the AMT. If the AMT is higher than the tax calculated under the normal tax rules, the taxpayer pays the AMT instead. The variability of tax outcomes relating to ISOs—ranging from zero tax to the AMT—would render Celgene's imposition of an estimated or assumed tax on ISO option shares entirely arbitrary. Further, the variability of tax outcomes is exacerbated if an individual exercises an ISO, but does not satisfy the statutory holding periods by selling the shares in a "disqualifying disposition" during the holding period. Such disqualifying disposition would trigger ordinary income rather than the capital gain that would be triggered on a sale of shares after the holding period. Thus, Celgene would be required to await the finalization of the individual executive's tax liability, without, in the interim, having any way to calculate the number of ISO shares that must be retained pursuant to the Proposal's retention policy.

Second, assuming, *arguendo*, that the Proposal provided guidance about how and when to calculate the taxes on shares issued to Covered Executives, the calculation of "net after-tax shares" would be further stymied by the absence in the Proposal of any guidance about how to treat a range of option exercise transactions, each of which results in a different number of shares being issued. Assume, for illustration purposes:

- two executives exercise nonqualified stock options entitling them to receive 100 shares upon payment of an exercise price of $2 per share, or $200;
- the trading price of the stock at the time of exercise is $10 per share;
- the taxable income of each executive is $800 (i.e., the value of the shares, $1,000, minus the $200 exercise price); and
- the appropriate applicable tax rate for both executives is 20%.

Executive A satisfies her 20% tax obligation, or $160, by allowing the company to cancel 16 of the shares subject to the option (having a value of $160). As a result, she receives from the company 84 shares, of which 21 presumably would be subject to the 25% net after-tax retention requirement. Executive B, on the other hand, elects to satisfy his tax obligation in cash and, as a result, receives 100 shares from the company. In B's case, is the number of shares that are subject to the retention policy 25 shares, since that is 25% of the actual number of shares he received after payment of the tax withholding in cash? Or should the company treat B as if he had satisfied the tax obligation by cancelling 16 shares, as A did, and restrict only 21 of B's shares?

Suppose Executive A had not only paid the withholding tax by surrendering option shares, but paid the exercise price as well by cancelling 36 option shares with a value of $360 (the exercise price of $200 plus the tax obligation of $160). As a result, she receives from the company 64 shares, of which 16 (25%) presumably would be subject to the proposed retention policy. If Executive B, on the other hand, elects to pay the exercise price and the withholding tax in cash, and receives 100 shares from the company, there are then at least three possible ways to apply the Proposal's ambiguous retention policy to Executive B:

1. restrict 25 shares, since that is 25% of the 100 shares he actually received after payment of taxes and the exercise price;
2. restrict 21 shares, as if he had surrendered 16 option shares in payment of taxes only, as A did; or
3. restrict 16 shares, as if he had surrendered 36 option shares in payment of both the withholding tax and the exercise price, as A did.

The Proposal's failure to provide guidance on any of these issues regarding the key concept of "25% of net after-tax shares" makes it impossible for shareholders or Celgene to know how the Proposal should be implemented.

B. It is Unclear Which Shares Acquired Through Equity Pay Programs are Subject to the Proposed Policy.

Although the Proposal identifies the shares that are to be subject to the stock retention policy as those "acquired through equity pay programs," it is unclear whether that policy would cover the all or some of the various equity and equity-based awards that may be granted under Celgene's equity incentive plan. As a point of contrast, Celgene's existing equity ownership guidelines for executives clearly define what is to be included for the purposes of calculating the NEOs' stock ownership: owned shares, vested restricted or deferred stock units and vested shares held in the NEO's 401(k) plan account, but not stock options. The Proposal provides no guidance of similar specificity as to what is to be included in the ownership calculation. Second, the Proposal states that the proposed policy should "supplement" any other share ownership requirements; however, the Proposal is impermissibly vague as to exactly how the new policy would interact with Celgene's existing equity ownership and holding requirements for executives. It is unclear whether shares that fulfill those existing requirements can also be counted for purposes of the newly proposed stock retention policy, or whether the term "supplement" means that the policy is wholly separate and shares can only be counted under either the existing requirements or the Proposal's stock retention policy, but not both.

C. The Proposal is Unclear About Which Celgene Employees Should be Treated as "Senior Executives."

The term "senior executive" is not defined in the Proposal, either directly or by reference to an extrinsic definition and is therefore impermissibly vague and misleading. The range of possible meanings of that phrase is wide, potentially including "named executive officers" within the meaning of Item 402 of Regulation S-K, "executive officers" within the meaning of Rule 3b-7, and other meanings not generally known to the public.

D. The Proposal is Ambiguous as to Whether it Applies to Senior Executives or Directors.

Due to conflicting language, the Proposal is ambiguous as to whether it applies to senior executives or directors, both groups, or a wider grouping, and is therefore impermissibly vague and misleading. The first paragraph of the Proposal states that the proposed policy would apply to "senior executives." However, the second paragraph explains that the anti-hedging component of the Proposal is necessary, "otherwise our ***directors*** [emphasis added], would be able to avoid the impact of this proposal." Compounding this uncertainty, the proponent makes numerous and disparate references in the supporting statement to Celgene officers as a group, Celgene directors as a group, and individual Celgene directors Dr. Ernest Mario and Mr. Rodman Drake. The sixth paragraph of the Proposal, for example, suggests that job performance requirements be incorporated into equity compensation arrangements, a matter obviously related to executives, although unrelated to equity retention. The last paragraph of the Proposal, on the other hand, raises the issue of director independence, and notes that Celgene's Lead Director's tenure is over ten years.

Those portions of the supporting statement are likely to confuse shareholders about what they are being asked to approve. As a result of such confusing and often off-topic statements, there is nothing in the Proposal or supporting statement that enables Celgene stockholders to resolve that ambiguity in order to cast a meaningful vote on the Proposal. The resolution of this ambiguity is left to what would amount to an uninformed guess by the individual shareholder voting on the Proposal. Each voter may view the issues differently. For example, one shareholder may vote in favor of the Proposal because he or she wants to impose retention requirements on directors' equity compensation, but would not vote in favor of additional executive equity compensation retention requirements beyond existing policies. Another shareholder's view might be the opposite. Hence, Celgene's shareholders might interpret the Proposal differently from how Celgene interprets the Proposal such that "any action ultimately taken by Celgene upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991); *Exxon Corp.* (Jan. 29, 1992).

E. The Proposal Fails to Identify the Types of Hedging Transactions it Seeks to Prohibit.

The Proposal seeks to "prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive." However, the Proposal offers no guidance with respect to what types of hedging transactions—among the many—the policy should ban. In its simplest terms, hedging involves entering into a transaction that will protect against loss in an investment through a compensatory price movement. The risk involved may be either long term or short, and may be specific to one company, a sector within an industry, an entire industry, or a geographic region. Because of the wide range of potential risks to an investment, a hedging transaction can take many forms, depending on the nature of the risk or risks that the investor seeks to protect against. A hedge against a long-term risk to an investment in an industry that is threatened by emerging technologies, for example, might involve an investment in one or more companies pursuing those new technologies. A hedge against a short-term company-specific risk—e.g., a potential adverse resolution of an important litigation with a competitor—might involve making an investment in the competitor. A hedge against a short-term decline in a particular company's stock, whatever the cause, might involve either an investment in a broad-based security, such as an index fund, or a transaction in a derivative security related to that company's stock. The latter might include one of many types of derivative instrument transactions, including put options and forward sale contracts.

Despite the breadth of transactions that come within the rubric "hedging transactions," the Proposal fails to provide any guidance about the type or nature of the hedging transactions it seeks to prohibit. It is impossible to determine, for example, whether the Proposal's ban on hedging transactions would cover a hedging investment made in an index fund. The ambiguity of the Proposal's reference to "hedging transactions" is apparent when compared with the far more precise terminology used in the anti-hedging provision of Celgene's existing securities trading policy which regulates all employees' transactions in "derivative securities such as publicly traded options, warrants, puts and calls or similar instruments (other than employee stock options) on [Celgene] securities." *See*, Exhibit C hereto.

Given that (i) "25% net after-tax shares," a key concept of the Proposal, is left undefined and vague, (ii) it is unclear which shares the proposed policy would apply to, (iii) it is unclear how the Proposal, if implemented, would interact with existing policies on share ownership, (iv) the Proposal is ambiguous as to its applicability to executives or directors, and (v) the Proposal fails to identify the types of hedging transactions it would prohibit, neither Celgene nor its stockholders will be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires for its implementation. For these reasons, the Proposal is materially misleading and may properly be excluded under Rule 14a-8(i)(3).

VI. The Proposal May Be Excluded Under Rule 14a-8(c) Because the Proposal Consists of Multiple Proposals.

Under Rule 14a-8(c), a shareholder may submit only one proposal per shareholder meeting. The Staff has consistently found that Rule 14a-8(c) permits the exclusion of a proposal that is characterized by a proponent as a single proposal, but actually combines separate and distinct matters that lack a well-defined unifying concept. In *Textron, Inc.* (Mar. 7, 2012), for example, the Staff concurred with the exclusion of a proxy access proposal that included a provision that would deem a change in the majority of directors (through the requested proxy access process) not to be a "change in control" of the company. Textron argued that this "change in control" provision was separate from the principal proxy access element of the proposal and the Staff concurred, noting that the change in control element was a "separate and distinct matter from the proposal relating to the inclusion of shareholder nominations for director in Textron's proxy materials." Similarly, in *Parker-Hannifin Corp.* (Sept. 4, 2009), the Staff permitted the exclusion of a proposal that requested a "Triennial Executive Pay Vote Program" consisting of three elements. Two elements of that proposal related to triennial votes on executive compensation, while a third element requested a triennial forum for shareholders to engage in discussion regarding Parker-Hannifin's executive compensation policies. The Staff found the third element, the creation of the forum, to be a "separate and distinct matter" from the shareholder votes requested by the first and second parts of the proposal and thus concurred with Parker-Hannifin that the entire proposal could be excluded.

Also, in *PG&E Corp.* (Mar. 11, 2010) the Staff concurred with the exclusion of a proposal asking that PG&E implement a policy, pending completion of certain studies of one of its power plants, that would (i) mitigate potential risks encompassed by those studies; (ii) defer any request for or expenditure of public or corporate funds for license renewal at the site; and (iii) not increase production of certain waste at the site beyond the levels then authorized. Despite the proponent's argument that all of the steps in the proposal would avoid circumvention of state law in the operation of the specific power plant, the Staff concluded that the proposal could be excluded because "license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production level." *See also Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal requiring Duke Energy's directors to own a requisite amount of company stock, to disclose all conflicts of interest and to be compensated only in the form of company common stock, despite proponent's argument that each of those items related to improving director accountability); and *Morgan Stanley* (Feb. 4, 2009) (concurring with the exclusion of a proposal requesting stock ownership guidelines for director candidates, new conflict of interest disclosures and restrictions on director compensation, despite proponent's argument that each of those items related to "improving director accountability"). We note that that in *Pfizer, Inc.* (Jan. 19, 2013) the Staff declined to concur with the view that a proposal similar to the Proposal comprised multiple proposals. However, we believe that Pfizer failed to make two compelling arguments.

Although the proponent endeavors to characterize the anti-hedging element of the Proposal as part of a "single unified proposal," the anti-hedging element is a separate and distinct matter because: (i) shareholders may have separate and distinct views on each of the proposal's two elements, and (ii) hedging activities involve areas of concern to companies that are extraneous to the issue of officers' stock retention.

A. Shareholders May Have Separate and Distinct Views on Each of the Proposal's Two Elements

Celgene shareholders who would support the Proposal's stock retention element may not support its anti-hedging element. That is, they may view stock retention as a worthwhile policy, and they may agree that unregulated hedging activities would undermine that policy. However, Celgene's existing securities trading policy (the "Securities Trading Policy") already regulates officers' potential hedging transactions, and Celgene shareholders may prefer that the company continue to do so in accordance with that policy, rather than the Proposal's anti-hedging policy. The Securities Trading Policy is designed to regulate potential hedging transactions on a flexible, case-by-case basis, pursuant to which relevant factors may be taken into account, including the requesting individual's personal circumstances, and the extent, if any, to which the potential hedging transaction would cover shares subject to Celgene's existing share ownership policy. By bundling a stock retention proposal with an anti-hedging proposal, the Proposal denies shareholders the ability to express divergent views on these separate and distinct issues.

B. Hedging Transactions Involve Areas of Concern Unrelated to Equity Retention

Hedging activities raise a number of potential concerns that are unrelated to officers' stock retention. Noting that "short-range speculation based on fluctuations in the market ... may put the personal gain of an individual in conflict with the best interest of the Company," Celgene's Securities Trading Policy "prohibits trading in derivative securities such as publicly traded options, warrants, puts and calls or similar instruments (other than employee stock options) on Celgene's securities or selling Celgene securities 'short' without the prior written consent of the Chief Executive Officer or such other officers or persons so designated." Recognizing that a conflict of interest may not arise in every instance, however, the Securities Trading Policy, as earlier noted, is designed to address multiple considerations across a range of concerns, including potential insider trading, short-term and speculative trading, and the personal financial planning concerns of the individuals involved. Those concerns are unrelated to compensation policies and the extent to which those compensation policies align, or not, with shareholder interests.

Thus, despite the proponent's characterization of the stock retention and anti-hedging elements as a "single unified policy," the Proposal clearly seeks to combine two separate and distinct matters into a single proposal, and may be properly excluded from the 2013 Proxy Materials under Rule 14a-8(c).

VII. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because Celgene Has Already Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if it has already substantially implemented the proposal. *Release No. 34-20091* (Aug. 16, 1983). The Commission has stated that the purpose of the rule is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *Release No. 34-12598* (Jul. 7, 1976) (addressing Rule 14a-8(c)(10), the predecessor rule to Rule 14a-8(i)(10)). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Starbucks Corporation* (Dec. 1, 2011); *Exelon Corp.* (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Masco Corp.* (Mar. 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (Mar. 23, 2009); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996).

The Staff recently permitted the exclusion of shareholder proposals nearly identical to the Proposal based on substantial implementation grounds. In *Exxon Mobil Corp.* (Mar. 21, 2012), the Staff concurred in exclusion under Rule 14a-8(i)(10) of a proposal that, in order to focus Exxon's executives on Exxon's long-term success, urged the adoption of a policy requiring senior executives to retain a significant percentage of stock acquired through equity pay programs until one year following termination of employment and to report to shareholders regarding that policy. The Exxon shareholder proposal recommended a 25% holding amount and suggested that the policy also address hedging transactions. Although Exxon acknowledged that its policies did not specifically reference a 25% retention percentage, the Staff agreed with Exxon's observation that such retention percentage was only a recommendation and that the combination of Exxon's existing compensation plans and policies designed to reinforce long-term objectives compared favorably to the guidelines of the proposal. *See also AT&T Inc.* (Jan. 10, 2012) (permitting exclusion under Rule 14a-8(i)(10) of a similar proposal where that issuer's equity retention and hedging policies met the guidelines of the proposal and addressed the underlying concerns and objectives). In *American Tower Corp.* (Mar. 21, 2012), the Staff, however, declined to concur that a stock-retention proposal had already been substantially implemented where the company failed to explain how its existing policies addressed the anti-hedging element of the shareholder proposal.

The Proposal may properly be excluded under Rule 14a-8(i)(10) as having been "already substantially implemented" because Celgene's existing equity ownership and holding requirements for executives (the "Equity Ownership Requirements"), its pay practices under Celgene's Long-Term Incentive Plan (the "LTIP Practices"), and its Securities Trading Policy, together, have already substantially implemented each element of the Proposal and adequately address its underlying concerns and objectives.

The Proposal has two elements: (1) a stock retention policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until normal retirement age, and (2) an anti-hedging policy governing the shares subject to such retention policy. The Equity Ownership Requirements and the LTIP Practices substantially implement the stock retention element of the Proposal, and the Securities Trading Policy addresses the anti-hedging element of the Proposal. Each of the Equity Ownership Requirements, the LTIP Practices and the hedging provision of the Securities Trading Policy are described in Celgene's proxy statement for its 2012 annual meeting of stockholders (the "2012 Proxy Materials").

A. Stock Retention Element

The principal objective of the Proposal, as set forth in the supporting statement, is to "focus our executives on our company's long-term success." The implicit concern underlying the Proposal is that executives who do not have a meaningful ongoing equity stake in the company will not be as focused on creating long-term shareholder value as they would if they had such a stake. That concern underlies Celgene's existing policies and practices regarding share ownership retention. As stated in the 2012 Proxy Materials, Celgene's existing policies and practices are intended "to ensure that Celgene's named executive officers ("NEOs") continue to have a significant stake in [Celgene's] long-term performance and ... to align executives' compensation to the interest of stockholders ..."

With the same underlying concern that is reflected in the Proposal, Celgene has adopted policies and practices—the existing Equity Ownership Requirements and the LTIP Practices—that are intended to address that concern and achieve its essential objective, i.e., the long-term retention of Celgene shares by Celgene executives. Beginning in 2009, the Compensation Committee implemented minimum stock ownership guidelines that provided for target stockholdings in an amount equal to three times base salary for the CEO and COO, and one times base salary for other NEOs. In December 2010, the Compensation Committee increased the CEO's ownership guideline from three times base salary to six times base salary and increased the CFO's ownership guideline from one times base salary to three times base salary. And on December 12, 2012, several weeks before Celgene's receipt of the Proposal, the Compensation Committee again increased the ownership guidelines, raising the guidelines for NEOs whose positions were previously subject to a one-times base salary requirement to a three-times base salary requirement. We note as well, that the members of Celgene's Board have also been subject to stock ownership guidelines since 2009, and in December 2012 that requirement was increased to four times the directors' annual retainer amount.

Although the underlying concern and essential objective of those guidelines (the "Equity Ownership Requirements") are the same as those underlying the Proposal, the former requirements are in fact more stringent than those called for by the Proposal. The Proposal, if implemented, would require a Covered Executives to retain, rather than acquire, a certain number of shares. The Equity Ownership Requirements, on the other hand, require an executive to own and hold a number of Celgene shares irrespective of whether the officer was compensated by Celgene with shares sufficient to satisfy those requirements. Moreover, that more stringent requirement under the Equity Ownership Requirements extends for as long as the officer serves as a Covered Executive, not only until he or she attains retirement age, however that may be defined. Accordingly, the essential objective of the Proposal—to motivate senior executives to focus on long-term shareholder value creation by imposing long-term share holding requirements—is already substantially, if not entirely, implemented by the Equity Ownership Requirements.

The Company's LTIP Practices further reinforce that essential objective of the Proposal. Under the LTIP, an executive officer may be entitled to a payout under the plan, depending on whether and the extent to which performance measures have been met at the end of a three-year performance cycle. As described in the 2012 Proxy Materials (see the excerpt attached hereto as Exhibit C), the Compensation Committee intends to settle any payouts for the 2011-2013 and 2012-2014 performance cycles under the LTIP in shares of Celgene common stock, which shares will be subject to a three-year mandatory hold.

B. Anti-Hedging Element

The principal concern underlying the Proposal's prohibition against hedging is, as stated in the Proposal, the possibility that "directors [*sic*]" would seek to "avoid the impact of [the] proposal" by engaging in hedging transactions with respect to retained shares. Although that concern is not the principal concern underlying Celgene's already existing policy regulating potential hedging of Celgene shares by officers and other employees, that existing policy certainly addresses that concern. Noting that "short-range speculation based on fluctuations in the market ... may put the personal gain of an individual in conflict with the best interest of Celgene," Celgene's Securities Trading Policy (see the excerpts attached hereto as Exhibit C) regulates potential hedging transactions by prohibiting "trading in derivative securities such as publicly traded options, warrants, puts and calls or similar instruments (other than employee stock options) on [Celgene] securities ... without the prior written consent of the Chief Executive Officer or such other officers or persons so designated." As noted earlier, that consent requirement is intended to permit the regulation of potential hedging transactions on a flexible, case-by-case basis pursuant to which relevant factors may be taken into account, including the requesting individual's personal circumstances, and the extent, if any, to which the potential hedging transaction would cover shares subject to Celgene's Equity Ownership Requirements. Significantly, the consent requirement has been applied to ensure that hedging is an exception and not the rule, and to date, no current executive officer has been permitted to hedge any Celgene shares. Since all shares of Celgene stock – including those that are subject to Celgene's existing Equity Ownership Requirements and those that the NEOs will potentially acquire under the LTIP – are subject to the Securities Trading Policy, the concerns underlying, and the objectives of, the Proposal's anti-hedging element have already been implemented.

Thus, since the existing the Equity Ownership Requirements and the LTIP Practices substantially implement the stock retention element of the Proposal, and the Securities Trading Policy addresses the anti-hedging element of the Proposal, the entire Proposal may be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request, on behalf of Celgene, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from Celgene's 2013 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com.

Kindly acknowledge receipt of this letter by return electronic mail. Thank you for your consideration of this matter.

Sincerely yours,

Robert A. Cantone

cc: Mr. John Chevedden

EXHIBIT A

JOHN CHEVEDDEN'S PROPOSAL

[See attached]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Robert J. Hugin
Chairman of the Board
Celgene Corporation (CELG)
86 Morris Ave
Summit, NJ 07901
PH: 908 673-9000
Fax: 908-673-9001

REVISED JAN. 1, 2013

Dear Mr. Hugin,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***



Date

cc: Neil S. Belloff <nbelloff@celgene.com>
Senior Corporate Counsel
Rebecca Kortman <rkortman@celgene.com>
Felicia Turner <fturner@celgene.com>

[CELG: Rule 14a-8 Proposal, December 31, 2012, revised January 1, 2013]

Proposal 4* – Executives To Retain Significant Stock

Resolved: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee. Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.

This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans would focus our executives on our company's long-term success. A Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2009 with "High Governance Risk." Also "Concern" for our directors' qualifications and "High Concern" in Executive Pay – $9 million for our CEO Robert Hugin.

The only equity given to our highest paid executives consisted of stock options and restricted stock units, both of which simply vested over time without job performance requirements. Mr. Hugin gained $5 million on the exercise of options. Equity pay given as a long-term incentive should include job performance requirements. Market-priced stock options could provide rewards due to a rising market alone, regardless of an executive's job performance.

Ernest Mario, at age 74 received our highest negative votes – more than 10-times higher than some of our other directors. Mr. Mario was apparently in demand or over-extended with seats on the boards of 5 large companies. Rodman Drake was involved with the Apex Silver Mines bankruptcy and was 33% of our executive pay committee – perhaps not a surprise. How can Mr. Drake be a strong director with a bankruptcy on his resume?

Three directors had 10 to 14 years long-tenure, including Michael Casey, our Lead Director, a position which demands greater independence. GMI said director independence erodes after 10-years. Long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our board of directors.

Please vote to protect shareholder value:

Executives To Retain Significant Stock – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

DELAWARE LAW OPINION

[See attached]

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

February 6, 2013

Celgene Corporation
86 Morris Avenue
Summit, NJ 07901

Re: Stockholder Proposal Submitted By John Chevedden

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Celgene Corporation, a Delaware corporation (the "Company"), by John Chevedden for inclusion in the Company's proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders. Specifically, you have requested our opinion whether the Proposal would, if implemented, cause the Company to violate Delaware law, or if it is a proper subject for action by stockholders under Delaware law. You have further asked our opinion whether the Company would lack the power or authority to implement the Proposal.

I. The Proposal.

The Proposal, if implemented, would urge the Management Compensation and Development Committee (the "Committee") of the board of directors (the "Board") of the Company to adopt a policy imposing a transfer restriction on certain securities held by senior executives of the Company, by requiring senior executives to "retain a significant percentage"— which the Proposal recommends be fixed at "25% of net after-tax shares" acquired through "equity pay programs" until "reaching normal retirement age." In its entirety, the Proposal reads as follows:

> RESOLVED: Shareholders urge that our executive pay committee adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age and to report to shareholders regarding the policy before our Company's next annual meeting. For the purpose of this policy, normal retirement age would be an age of at least 60 and determined by our executive pay committee.

> Shareholders recommend that the committee adopt a share retention percentage requirement of at least 25% of net after-tax shares.
>
> This single unified policy shall prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. Otherwise our directors would be able to avoid the impact of this proposal. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate our Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.[1]

II. Summary.

The Proposal calls for the Committee to adopt a policy requiring senior executives to "retain a significant percentage" (recommended to be "at least 25% of net after-tax shares" acquired through "equity pay programs") until normal retirement age (defined to be at least 60). Because the Company currently does not impose such a restriction on shares acquired by senior executives through equity pay programs, the requirement contained in the Proposal would represent a newly imposed transfer restriction on securities held by senior executives. Delaware law prohibits a corporation from imposing a new transfer restriction on securities already issued to a holder, unless the holder agrees to the restriction or votes in favor of it. The Proposal, however, calls for the Committee to adopt a policy "requiring" senior executives not to transfer securities already issued to them, whether or not they agree to or vote for such a restriction. It is therefore our opinion that the Proposal would require the Committee to adopt a policy that violates Delaware law and that the Proposal therefore would, if implemented, cause the Company to violate Delaware law. The basis for this opinion is set forth in Section III of this letter. Moreover, as discussed in Section IV of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, it is our opinion that the Proposal is not a proper subject for action by stockholders under Delaware law. Finally, as discussed in Section V of this letter, because the Proposal would, if implemented, cause the Company to violate Delaware law, the Company would lack the power or authority to implement the Proposal.

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[1] A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

III. Analysis.

A. A Transfer Restriction On Outstanding Securities May Only Be Imposed If The Holders Of Those Securities Agree To It Or Vote In Favor Of It.

The Proposal calls for the Committee to adopt a policy requiring senior executives to retain—and therefore not transfer—a "significant percentage" (recommended to be "at least 25% of net after-tax shares") of the shares they have acquired through "equity pay programs" until "normal retirement age." The Proposal, by its terms, would apply to shares currently held by senior executives and would continue to apply to such shares following the termination or resignation of an officer until such person reaches "normal retirement age" (at least 60).[2] Because such shares have already been issued, and because they were issued without being subject to the restriction called for by the Proposal, that restriction cannot be unilaterally imposed now. This result is dictated by Section 202(b) of the Delaware General Corporation Law (the "DGCL"), which provides that no such restriction is valid and binding without the consent of the holder to be bound (as evidenced by such holder's agreement to, or vote in favor of, the restriction).

Turning first to the "equity pay programs" under which the shares were issued, that term presumably refers to the Company's current 2008 Stock Incentive Plan, Amended and Restated Effective as of June 17, 2009 and subsequently further amended (the "Plan"), pursuant to which the Company has authority to issue stock options, restricted stock, stock appreciation rights, performance based awards, and other stock based awards to employees, officers and directors (the "Awards"). The Company makes the Awards pursuant to various award agreements (the "Award Agreements") to which the Company and individual employees receiving Awards become bound when Awards are made.

The terms of the Plan and the Award Agreements are extensive, but it is clear that once common stock of the Company (the "Common Stock") is issued to an employee, then upon lapse of *contractually agreed upon* transfer restrictions pertaining to an Award under the Plan and Award Agreements, those shares are freely transferable. The Proposal, by contrast, would impose new "share ownership requirements" on such shares by requiring senior executives to hold a "significant percentage" of their shares until at least age 60, without regard to whether such shares are already freely transferable.

Although the Proposal provides an exception for implementation if the policy would violate the "Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect," such an exception is too narrow to save the Proposal under Delaware law. The exception to the Proposal is too narrow because it does not take into account

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[2] The Proposal does not make any exception to the restriction for, and does not address, the termination or resignation of a senior executive.

the shares of Common Stock that have already been issued pursuant to the Plan that are now freely transferable, such that the Proposal violates Delaware law whether or not it violates the Company's existing contractual obligations or the terms of compensation or benefit plan.

Such a newly imposed restriction on already issued shares is not permitted by the DGCL. Specifically, Section 202(b) of the DGCL regulates the manner in which "a restriction on the transfer" of "securities"—i.e., transfer restrictions—may be imposed. Section 202(b) expressly prohibits transfer restrictions that bind already issued securities without the consent of the security holder, stating in pertinent part:

> A restriction on the transfer . . . of securities of a corporation . . . may be imposed by the certificate of incorporation or by the bylaws or by an agreement among any number of security holders or among such holders and the corporation. *No restrictions so imposed shall be binding with respect to securities issued prior to the adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction.*

8 *Del. C.* §202(b) (emphasis added). Thus, Section 202(b) provides that a board of directors may not impose transfer restrictions on securities issued prior to the adoption of the transfer restriction without the consent of the holders of the securities, either in the form of an agreement or a vote in favor of the restriction. *See Joseph E. Seagram & Sons, Inc. v. Conoco, Inc.*, 519 F. Supp. 506, 513 (D. Del. 1981) (stating that a board of directors cannot "unilaterally . . . impose stock transfer restrictions, which might be of significant economic consequence, on existing shares without the consent of the corporation's shareholders"); *Williams v. Geier*, 1987 WL 11285, at *4 (Del. Ch. May 20, 1987) (stating that "§202(b) . . . prohibits restrictions on the transfer or registration of securities without the consent of the holders thereof"); 1 R. Franklin Balotti & Jesse A. Finkelstein, *Delaware Law of Corporations & Business Organizations*, §6.6 (3d Ed. 1998, supplemented 12/12) (stating that Section 202(b) "provides that the holders of securities outstanding at the time a restriction is imposed are not bound by the restriction unless they assent to it"); 1 Edward P. Welch, Andrew J. Turezyn & Robert S. Saunders, *Folk on the Delaware General Corporation Law*, § 202.6 (5th Ed. 2007, 2012-3 supplement) ("A restriction, however imposed, is not retroactive in effect except as to consenting security holders, that is, those who are parties to an agreement or who voted in favor of a restriction . . ."); *see also DiLoreto v. Tiber Holding Corp.*, 1999 WL 1261450, at *6 (Del. Ch. June 29, 1999) ("The purpose of §202 is to protect a shareholder's investment from diminishment through post-purchase restrictions placed on the shareholder's shares by the corporation or its other shareholders. (Otherwise, others might circumscribe the shareholder's ability to transfer his or her shares, reducing the investment's liquidity and value.)") (parentheses in original); *cf. Harlamert v. World Finer Foods, Inc.*, 494 F. Supp. 2d 681 (S.D. Ohio 2006) (applying Delaware law and refusing to enforce retroactively a transfer restriction without evidence that the stockholder consented thereto).

The restriction on transfer of shares that have already been issued to senior executives pursuant to the Plan and the Award Agreements as called for in the Proposal clearly comes within the purview of Section 202(b). The restriction is a transfer restriction under Section 202(b) because it would impose a new limitation on the alienability of shares held by the Company's senior executives.[3] *See Moran v. Household Int'l, Inc.*, 490 A.2d 1059, 1079 (Del. Ch. 1985), *rev'd on other grounds, Tooley v. Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031 (Del. 2004) (characterizing "transfer restrictions" under Section 202 as limitations on the trading, negotiability, and free transferability of securities); *see also Williams v. Geier*, 1987 WL 11285, at *4 (citing favorably the characterization of transfer restrictions in *Moran*). In addition, because the Proposal applies to *any* shares held by a senior executive, including those awarded to a senior executive prior to the adoption of the transfer restriction it calls for, the Proposal applies to "securities issued prior to the adoption of the restriction" under Section 202(b).[4]

It is our opinion that, for the foregoing reasons, the Proposal calls for the Committee to adopt a policy that would violate Section 202(b) and that the Proposal therefore would, if implemented, cause the Company to violate Delaware law. That is, the Proposal calls for the Committee to adopt a policy "*requiring* that senior executives retain a significant percentage of shares acquired through equity pay programs until reaching normal retirement age" (emphasis added). Section 202(b) provides that directors may not validly impose such a transfer restriction on securities already issued to a holder, without obtaining either an agreement from the holder with respect to the transfer restriction or the holder's vote in favor of the transfer restriction. The Proposal, however, calls for the Committee to adopt a policy "requiring" senior executives to submit to a transfer restriction on securities already issued to them, irrespective of

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[3] We note that there is an argument that such a policy would not require a restriction on the transfer of shares within the meaning of Section 202, but rather, could be implemented through an employment policy to prohibit senior executives from transferring certain shares prior to the designated retirement age. Under such a policy, the Company could not prevent the transfer of shares in violation of the policy but could only enforce the policy by terminating any senior executive who did not comply (as opposed to a Section 202 restriction, which would be directly enforceable by the Company). There are at least two reasons why this argument fails. First, the proposed policy, by its terms, would apply to persons who are no longer senior executives. Those who are subject to the policy must hold shares until normal retirement age whether or not they have been terminated or resigned. Thus, the threat of termination as an enforcement mechanism is not available in every case as would be necessary for the Proposal to function as an employment policy. Second, an attempt to characterize the restriction on transfer solely as an employment policy rather than as a Section 202 restriction on transfer is inconsistent with the terms of the Proposal. The Proposal expressly refers to the contemplated policy as a "share ownership requirement," and, as noted above, would apply irrespective of the present or former officer's employment relationship with the Company, so it is clear that the proponent did not anticipate implementation as an employment policy.

[4] The shares are clearly "securities" under Section 202(b). *See Joseph E. Seagram & Sons, Inc.*, 519 F. Supp. at 512 (indicating that the term "securities" as used in Section 202(b) includes "capital shares"); *RFE Capital Partners, L.P. v. Weskar, Inc.*, 652 A.2d 1093, 1095 (Del. Super. Ct. 1994) (same); Ernest L. Folk, III, *The Delaware General Corporation Law: A Commentary and Analysis*, at 197 (1972) (explaining, from the vantage point of a leading drafter of the DGCL, that the term "security" includes "stock").

whether the senior executives enter into an agreement with respect to the transfer restriction or vote in favor of the transfer restriction. Because the Proposal calls for the Committee to adopt a policy that would violate Section 202(b), the Proposal would, if implemented, cause the Company to violate Delaware law.

We note that the Plan does not authorize the Committee to retroactively impose transfer restrictions. The Plan provides that: "Subject to Article 14 hereof [Termination or Amendment of the Plan], the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan and perform all acts, including the delegation of its administrative responsibilities, as it shall, from time to time, deem advisable; to construe and interpret the terms and provision of this Plan and any Award issued under this Plan (and any agreements relating thereto); and to otherwise supervise the administration of this Plan." Plan, §3.3 Article 14, a more specific provision of the Plan to which Section 3.3 is expressly subject, however, makes clear that the Committee may not use this general grant of authority to unilaterally and retroactively amend the terms of the Plan once the Company has entered into an Award Agreement with an employee. However, Article 14 provides that the "Board [not the Committee] may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan, or suspend or terminate it entirely, retroactively or otherwise; provided, however, that unless otherwise required by law or specifically provided herein, the right of a Participant with respect to Awards granted prior to such amendment, suspension or termination, may not be impaired without the consent of such Participant . . . ." Plan, §14 (emphasis added). Furthermore, Article 14 goes on to provide that the "Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Article 4 above or as otherwise specifically provided herein, no such amendment or other action by the Committee shall impair the rights of any holder without the holder's consent," thus barring the unilateral type of amendment called for by the Proposal. Id. (emphasis added).

Second, Article 3.2 of the Plan provides that the Committee will have the "full authority to grant [Awards] . . . pursuant to the terms of this Plan" and to "determine whether to require an Eligible Employee or Non-Employee Director, as a condition of the granting of any Award, to not sell or otherwise dispose of shares acquired pursuant to the exercise of an Option or as an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Option or Award." Plan, §3.2 (emphasis added). Under this provision, the Committee's authority to impose restrictions on transfer is limited to the terms of the Plan, thereby incorporating the limitations imposed in Article 14 of the Plan, and clearly requires that transfer restrictions be imposed as "condition to the granting of any Award" rather than retroactively. Thus, the Committee can only impose restrictions on transfer at the time of the grant of the Award and subject to the terms of the Plan. The specific provisions of the Plan regarding the vesting of Awards and the transferability of Awards are generally consistent with this approach. For example, the provisions relating to restricted stock set minimum vesting periods that limit transferability during a restricted period and authorize the Committee to expand the restricted period. Plan, §7.3(a). However, the Plan provides that, once the shares of restricted stock have vested, the holders of the stock "shall have . . . the right to tender such shares." Plan, §7.3(b).

We note that there appears to be an exception to the requirement that restrictions be imposed at the time of grant (if the relevant provision is construed without reference to other provisions of the agreement). That is, Article 12.2(e) of the Plan provides that, subject to the terms of the relevant Award Agreement and the Plan, upon a participant's termination of employment for any reason (which includes death and retirement), all of the shares of stock that are still subject to restriction "will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant or thereafter." Plan, §12.2(e) (emphasis added). Notwithstanding the emphasized language, the provision is subject to the terms of the Award Agreement and the Plan, which require the consent of the holders to impair the holders' rights. See Plan, §14. Furthermore, Article 12.2(e) only applies to restricted shares during the restricted period.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, we believe that it is not a proper subject for stockholder action under Delaware law.

V. The Company Would Lack The Power To Implement The Proposal.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Section III of this letter, we believe that the Company would lack the power or authority to implement the Proposal.

VI. Conclusion.

For the reasons discussed in Sections III, IV, and V above, it is our opinion that (1) the Proposal would, if implemented, cause the Company to violate Delaware law; (2) the Proposal is not a proper subject for action by stockholders under Delaware law; and (3) the Company would lack the power or authority to implement the Proposal.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

6960434